UNITED STATES OF AMERICA
                        SECURITITES AND EXCHANGE COMISION
                              Washington D.D. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                         For the month of September 2005

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                              Yes |_|       No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

               The following document is being filed with this 6-K
                         report and is attached hereto.

Press Release dated September 2, 2005

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com
================================================================================

FOR IMMEDIATE RELEASE

For further information contact:

Cindi Freeman
Investor Relations Manager
Quinenco S.A.
(56-2) 750-7221 e-mail: cfreeman@lq.cl

               QUINENCO REPORTS SIGNIFICANT INFORMATION TO THE SVS

September 2, 2005 - Santiago, Chile. Quinenco S.A. (LQ:NYSE) reported the following information today to the Chilean Superintendency of Securities and Insurance (SVS):

1) Quinenco's Board of Directors have signed a commitment letter with Deutsche Bank whereby Deutsche Bank will subscribe to 50% of the preferential rights that correspond to Quinenco's interest in the future capital increase of Madeco S.A. Under this agreement, Quinenco and Deutsche Bank would subscribe in equal parts to 100% of Quinenco's preferential rights in the capital increase. Quinenco has deemed it necessary to inform the aforementioned as significant information because if the agreement with Deutsche Bank is formalized, Quinenco could reduce its current interest in Madeco S.A. to less than 50%, although it would continue to maintain a controlling interest in the company.

2) Should the agreement with Deutsche Bank not materialize, Quinenco would subscribe to 100% of its preferential rights in Madeco's capital increase.

Quinenco S.A., a leading Chilean business conglomerate, is the controlling entity of a portfolio of companies involved in financial services, food and beverage, telecommunications, manufacturing and real estate and hotel administration.

                                        #

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        QUINENCO S.A.


                                                By: s/s Luis Fernando Antunez
                                                --------------------------------

                                                Name: Luis Fernando Antunez
                                                Title: Authorized Representative

Dated: September 2, 2005